UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L202
(CUSIP Number)
Attn: Ms. Margarita Veniou Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Semiramis Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,877,119

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,877,119

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,877,119

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.10%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuscany Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

2,088,156

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,088,156

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,088,156

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.47%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

4 Sweet Dreams S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

788,963

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

788,963

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

788,963

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.2%

14.	TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment No. 6”) to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 10, 2021 (the “Schedule 13D”) as amended on February 2, 2022, February 3, 2023, February 24, 2023, April 28, 2023 and July 6, 2023 filed by the Reporting Persons (as defined below) related to the shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”).

This Amendment No. 6 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer’s Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons’ option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock’s statements of designation, together the “Statements of Designation’) as a result of an (i) increase in the Conversion Price set forth in the Statements of Designation and (ii) an increase in the number of issued and outstanding Shares of the Issuer as a result of the exercise of certain private placement warrants since the date of the Schedule 13D.

Item 1.	Security and Issuer.
This Amendment No. 6 to the Schedule 13D relates to the Shares of the Issuer. The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 6 to the Schedule 13D is being filed on behalf of Semiramis Paliou (“Paliou”), a citizen of Greece, Tuscany Shipping Corp., a Marshall Islands corporation (“Tuscany”), and 4 Sweet Dreams S.A. a Marshall Islands corporation (“4 Sweet Dreams”). Paliou, Tuscany and 4 Sweet Dreams are collectively referred to as the “Reporting Persons.” Paliou is the owner of all of the issued and outstanding shares of Tuscany and 4 Sweet Dreams, respectively, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany and 4 Sweet Dreams, respectively.

The principal business address for the Reporting Persons is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Issuer’s 2021 Equity Incentive Plan, as amended and restated, 991 awarded Series C Convertible Preferred Shares (the “Series C Preferred Stock”), have vested, of which the Reporting Persons own 515 shares of the Series C Preferred Stock, and in accordance with their terms, have become convertible, at the Reporting Persons’ option, giving effect to certain ownership restrictions contained in the Series C Preferred Stock’s statement of designation, including that the shares of Series C Preferred Stock shall not be convertible into the Issuers’ Shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding Shares.

As partial consideration for the Issuer’s purchase of the m/v Baltimore and m/v Melia from Diana Shipping Inc. (“Diana Shipping”), the Issuer issued shares of its 7.0% Series D Cumulative Convertible Perpetual Preferred stock (the “Series D Preferred Stock”) to Diana Shipping. Diana Shipping exercised its right to convert shares of the Series D Preferred Stock into shares of the Issuer’s Shares in accordance with the Statement of Designations defining the rights, terms and preferences of the Series D Preferred Stock. Diana Shipping distributed on December 15, 2022 and June 9, 2023, respectively, all of the common shares issued upon the conversion of certain shares of Series D Preferred Stock to its common shareholders (other than those electing to receive shares of Series D Preferred Stock) of record as of the respective distribution record dates (the “Record Dates”), on a pro rata basis (both distributions referred to as the “Distributions”). In connection with the Distributions, Diana Shipping allowed its common shareholders of record as of the Record Date to elect to receive the number of shares of Series D Preferred Stock allocable to such shareholder instead of the Shares.

The Reporting Persons, as common shareholders of Diana Shipping as of the Record Dates, elected to receive their Diana Shipping distribution in shares of Series D Preferred Stock. The Reporting Persons may be deemed to have beneficial ownership of Shares through their ownership of Series D Preferred Stock which may be converted into common shares at the Reporting Persons’ option, subject to certain ownership restrictions contained in the Series D Preferred Stock’s statement of designation, including that shares of the Series D Preferred Stock shall not be convertible into the Issuers’ common shares to the extent that such conversion would result in the Reporting Persons becoming the beneficial owner of more than 49% of the total issued and outstanding common Shares.

Item 4.	Purpose of Transaction.

Paliou is a director and the Chairperson of the Board of Directors and the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the Issuer’s equity awards and the Distributions as described herein solely for investment purposes. The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of September 30, 2023, the Issuer had 3,798,742 Shares outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Shares:

Tuscany is the record holder of (i) 4,907 shares of Series D Preferred Stock, convertible into an aggregate of 2,088,156 Shares, representing 35.47% of the Issuer’s issued and outstanding Shares which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of Tuscany. 4 Sweet Dreams is the holder of (i) 1,339 shares of Series D Preferred Stock, convertible into an aggregate of 569,807 Shares, representing 12.42% of the Issuer’s issued and outstanding Shares and (ii) 515 shares of Series C Preferred Stock, convertible into an aggregate of 219,156 Shares, representing 4.78% of the Issuer’s issued and outstanding Shares, both of which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of the Shares through her control of 4 Sweet Dreams. Therefore, Paliou may be deemed to, indirectly, beneficially own 2,877,119 Shares, representing 43.10% of the Issuer’s issued and outstanding Shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 2,088,156 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 788,963 Shares. Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 2,877,119 Shares.

(c.) Except as described in Item 3, above, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
On March 20, 2023, the Issuer issued 1,200 shares of its newly-designated Series E Preferred Stock (the “Series E Preferred Stock”), par value $0.01 per share, to Paliou.

The Series E Preferred Stock has no dividend or liquidation rights. The Series E Preferred Stock votes with the Shares, and each share of the Series E Preferred Stock entitles the holder thereof to up to 25,000 votes, on all matters submitted to a vote of the stockholders of the Issuer, subject to up to 15% of the total number of votes entitled to be cast on matters put to shareholders of the Issuer. The Series E Preferred Stock is convertible, at the election of the holder, in whole or in part, into Shares at a conversion price equal to the 10-trading day trailing VWAP of the Issuer’s Shares, subject to certain adjustments, at any time after (i) the cancellation of all of the Issuer’s Series B Preferred Stock or (ii) the transfer for all of the Issuer’s Series B Preferred Stock (collectively, a "Series B Event"). The 15% limitation discussed above shall terminate upon the occurrence of a Series B Event. The Series E Preferred Stock is transferable only to the holder's immediate family members and to affiliated persons or entities, with the prior consent of the Issuer.

Item 7.	Material to be Filed as Exhibits.

	Exhibit A	Joint Filing Agreement (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2023
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative
4 Sweet Dreams S.A. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative

/s/ Semiramis Paliou
Semiramis Paliou*

* The Reporting Persons specifically disclaim beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).